RICHARDSON & PATEL LLP

October 13, 2011

Submitted via EDGAR as Correspondence

Ms. Jessica Dickerson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Dais Analytic Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed September 19, 2011
File No. 333-176894

Dear Ms. Dickerson:

On behalf of Dais Analytic Corporation, (the “Company”), set forth below are the Company’s proposed response to comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 7, 2011.  We have reproduced the Staff’s comment in bold type for your convenience and have followed the comment with the Company’s proposed response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Prospectus Cover Page

1. We note your statement that you will not complete the offering if your application for listing of your common stock on the NYSE AMEX Equities is not approved. Please disclose whether you will complete the reverse stock split if your application is not approved.

The Company has disclosed on both the prospectus cover page and in the risk factors that it will not complete the reverse stock split if its application to NYSE AMEX is not approved.

2. We note that you are registering warrants to be issued to the underwriter as well as the underlying common stock. Please note that, even though this registration statement covers the issuance of the underlying common stock to the underwriter upon exercise of the warrant, you should file a post-effective amendment to this registration statement for any resales of these securities. Please see the staff’s Securities Act C&DI Question 139.05. Please confirm your understanding.

The Company understands that even though this registration statement covers the issuance of the underlying common stock to the underwriter upon exercise of the warrant, it should file a post-effective amendment to this registration statement for any resales of these securities.

Ms. Jessica Dickerson
Securities and Exchange Commission
Re: Dais Analytic Corporation
October 13, 2011

Summary Financial Data, page 14

3. We note you provide pro-forma EPS information on page 14; however, it appears your pro-forma disclosures reflect more than the anticipated 10-for-1 reverse stock split.  Please amend your registration statement to provide pro-forma EPS information, for all periods presented, that only reflects the impact of the anticipated reverse stock split. If you elect to present any other pro-forma EPS information, please label it, “pro-forma, as adjusted,” and only present it for the latest fiscal year and current interim period. Please ensure you provide sufficient information to facilitate investors’ understanding of your calculations of pro-forma, as adjusted EPS, including the impact of each adjustment to the numerator and denominator of your calculations.

The Company has revised the pro-forma EPS information for all periods presented that only reflects the impact of the anticipated reverse stock split.

Use of Proceeds, page 32

4. Please describe the use of the proceeds you received for issuing the convertible promissory notes to Platinum Montaur Life Sciences, LLC. Refer to Instruction 4 to Item 504 of Regulation S-K. In this regard, we note the Amended and Restated Convertible Promissory Note, dated March 22, 2011 and the Secured Convertible Promissory Note, dated March 22, 2011, filed as Exhibits 10.2 and 10.8, respectively, to the Form 8-K filed on March 28, 2011.

The Company disclosed that the use of the proceeds from the convertible promissory notes to Platinum Montaur Life Sciences, LLC was for working capital, research and development expenses and general corporate purposes.

Dilution, page 83

5. We note your disclosure on page 83 that your net tangible book value as of June 30, 2011, after giving effect to the anticipated 10-for-1 reverse stock split, was ($0.47); however, it is unclear how you determined this amount based on your June 30, 2011 balance sheet. Please reconcile your calculation to your interim balance sheet. In addition, given that the public offering price per share you use to calculate dilution on page 84 is the offering price per share on a post-split basis, it is unclear why you begin your calculation with ($0.05), since you indicate this is your net tangible book value per share as of June 30, 2011 without giving effect to the anticipated reverse stock split. It appears to us that all per share disclosures used to determine dilution should give effect to the reverse stock split.

The Company has revised its dilution disclosure based on June 30, 2011 balance sheet.  The Company has also revised its calculation of the dilution amounts to include only post-split per share amounts.

Ms. Jessica Dickerson
Securities and Exchange Commission
Re: Dais Analytic Corporation
October 13, 2011

Index to Financial Statements, page 93

6. We note that you have provided interim financial information for the three and six months ended June 30, 2011. Please update your index to financial statements to reflect this. In this regard, we note that your index refers to March 31, 2011 rather than June 30, 2011.

The Company has revised the index to the financial statements to reflect the inclusion of the interim financial information for the three and six months ended June 30, 2011.

Item 16. Exhibits, page II-10

7. We note that you undertake to file certain exhibits by amendment. Please understand that we will need adequate time to review these exhibits, once they are filed, before the registration statement can be declared effective.

The exhibits have been filed with the Pre-Effective Amendment No.1 to Form S-1 filed on October 13, 2011.

*                           *                           *

We have attached as Exhibit A acknowledgements from the Company.  We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (212) 879-9321.

Sincerely yours,

RICHARDSON & PATEL LLP

/s/ Peter DiChiara

11552 Prosperous Drive
Odessa, FL 33556

October 13, 2011

Ms. Jessica Dickerson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Dais Analytic Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed September 19, 2011
File No. 333-176894

Dear Ms. Dickerson:

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
/s/Timothy N. Tangredi
Timothy N. Tangredi Chief Executive Officer, President and Chairman